UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

August 9th, 2006

BOVESPA

CPFE3: R$ 29.13 / share

NYSE

CPL: US$ 40.50 / ADR

(1 ADR = 3 shares)

TOTAL SHARES

479,756,730

MARKET CAP

R$ 13.9 billion

Closing price on 08/09/2006

Portuguese Conference Call with
 Simultaneous Translation into
English

Bilingual Q&A

Thursday, August 10, 2006
Time: 3:00 PM (SP), 2:00 PM (US-ET)

Portuguese: (11) 2101-4848
English: (1-973) 409-9260

Code: CPFL ou 7600775

*Webcast: http://ri.cpfl.com.br

CPFL ENERGIA ANNOUNCES 2Q06 NET INCOME OF R$ 305 MILLION

São Paulo, August 09, 2006 – CPFL Energia S.A. (Bovespa: CPFE3 e NYSE: CPL), announces oday its results for the second quarter of 2006. Unless otherwise stated, the financial and operational results herein are presented on a consolidated basis in accordance with the Brazilian Corporate Law and all comparisons are with the 2Q05.

2Q06 HIGHLIGHTS

  Net income of R$ 305 million for the 2Q06, up by 30.0%
  Gross revenues of R$ 2.9 billion, increase of 6.8%
  Net revenues of R$ 2.1 billion, increase of 10,0%
  EBITDA(1) of R$ 659 million, an 18.9% improvement.
  1H06 dividend payment of R$ 612 million
  Increase of 4,0% in energy sales to final customers, 3,9% in concession area and 32,1% to the ree market
  Acquisition of a 32.7% stake in RGE by CPFL Energia, in May 2006
  Acquisition of CEEEs 11.0% stake in the Foz do Chapecó Hydro Plant
  CPFL Paulista was awarded by “ABRADEE” as “Best Distribution Company in Brasil”

(1) EBITDA is the sum of net income, taxes, financial result, depreciation/ amortization and private pension fund, plus adjustments related to the extraordinary item and non-recurring transactions.

PERFORMANCE OF ON SHARES / ADRs OVER THE 1H06

CPFL Energia’s shares are traded in Brazil (Bovespa) and on the New York Stock Exchange (NYSE); the Company currently has a 17.7% free float.

Since 2005, the Company’s shares have been listed on several important indices, which act as a reference for both national and foreign investors. These include the Bovespa’s ISE – Corporate Sustainability Index, IBrX – Brazil Index (IBX-100), IEE – Electric Power Index, ITAG – Special Tag Along Stock Index and IGC - Special Corporate Governance Stock Index, and the NYSE’s DJBr20 - Dow Jones Brazil Titans Index 20 ADR.

CPFL’s shares depreciated 2.2% on the Bovespa and appreciated 8.5% on the NYSE year-to-date, closing the first half at R$26.46 and US$36.55, respectively.

The average daily traded volume in first half of the year was R$15.4 million, R$7.2 million of which on the Bovespa and R$8.2 million on the NYSE.

CORPORATE STRUCTURE

CPFL Energia is a holding company which depends directly on the results of its subsidiaries, most notably CPFL Paulista (100%), CPFL Piratininga (100%), CPFL Geração (100%) and CPFL Brasil (100%).

Changes in Shareholding Structure

  Segregation of shareholding interests maintained by CPFL Paulista:

The Extraordinary Shareholders´ Meeting of April 13, 2006, approved the implementation of the first stage of the corporate restructuring process, aimed at segregating the shareholding interests maintained by CPFL Paulista, as determined by Law 10,848/04.

This first stage involved reducing CPFL Paulista’s capital by assets worth R$ 413.3 million, which were then transferred to CPFL Energia. These included 100% of CPFL Piratininga’s capital stock, amounting to R$ 385 million.

As a result of this first stage reorganization, CPFL Piratininga became a direct subsidiary of CPFL Energia. The main benefits of the reorganization were: (i) the direct flow of dividends to the holding company; and (ii) the booking of the goodwill from the acquisition of CPFL Piratininga by CPFL Energia.

It is important to point out that this corporate restructuring was recorded in the accounts as of January 1, 2006, based on the appraisal report drawn up by Deloitte Touche Tohmatsu on the base date of December 31, 2005.

The next and final stage, involving the segregation of CPFL Paulista’s holdings in RGE, should take place by March, 2007, as determined by Law n 10,848/04 and ANEEL Resolution 305/05.

  Acquisition of 32.7%(1) of RGE by CPFL Energia:

On May 10, 2006, CPFL Energia signed a purchase agreement with PSEG for the direct acquisition of 100% of Ipê Energia Ltda., PSEG Brasil Ltda. and PSEG Trader S.A.

Following the acquisition, the CPFL Group will own a total of 99.76% (1) of RGE and 99.95% of Sul Geradora. The company already owns 67.1% of RGE and 67.2% of Sul Geradora through two of its subsidiaries, CPFL Paulista and CPFL Brasil.

DIVIDENDS AND INTEREST ON EQUITY

CPFL Energia’s dividend payment policy stipulates that a minimum of 50% of adjusted net income be distributed on a half-yearly basis as dividends or interest on equity.

In 2004 and 2005 the dividend payment reached the maximum allowed by law - 95% of adjusted net income - well above the stipulated 50% minimum. In absolute terms, pay-outs exceeded the minimum by R$ 551 million.

CPFL Energia announced the payment of interim dividends amounting to R$612 million for the 1H06, or 100% of period net income, amounting to R$1.275606865 per share (gross).

The 1H06 dividend yield, based on the average share price in the period (R$30.05), came to 4.3% . When calculated based on the price at the end of the period (R$26.46), the dividend yield stood at 4.8% .

ENERGY SALES

Energy Sales to End-Customers

Energy Sales - GWh

	2Q06	2Q05	Var.
Captive Market	7,742	7,899	-2.0%
Free Market	2,197	1,663	32.1%

Total	9,939	9,563	4.0%

CPFL group energy sales to final customers through the distribution and commercialization segments totaled 9,962 GWh in the 2Q06, a 4.0% increase year-on-year.

Sales to the captive market came to 7,742 GWh, a 2.0% decline over the 2Q05. This reduction was mainly due to the migration of customers from captive market to the free market.

Period sales to the free market totaled 2,197 GWh, 32.1% up year-on-year. This increase was because the commercialization segment retained most of the captive customers who migrated to the free market, aided by the acquisition of new customers outside CPFL Energia’s concession area.

Captive Market

Captive Market - GWh

	2Q06	2Q05	Var.
Residential	2,320	2,205	5.2%
Industrial	2,683	3,059	-12.3%
Commercial	1,373	1,341	2.4%
Rural	459	420	9.3%
Others	907	874	3.8%

Total	7,742	7,899	-2.0%

In the captive market stand out sales to the two most important segments: industrial and residential

- industrial: decrease of 12.3% due to the migration of customer from captive market to free market
- residential: increase of 5.2% year-on-year chiefly due to the increase in home-appliance utilization supported for the sales increased of this products fueled by the credit expansion.

Sales by Segment

ECONOMIC AND FINANCIAL PERFORMANCE

CONSOLIDATED INCOME STATEMENT - CPFL ENERGIA (R$ thousand)	2Q06	2Q05	Var.

OPERATING REVENUES	2,937,951	2,752,306	6.7%
Net Operating Revenues	2,131,071	1,937,406	10.0%
Cost of Electric Energy	(1,004,723)	(1,005,832)	-0.1%
Operating Cost/Expenses	(545,752)	(464,302)	17.5%
Income from Electric Energy Services	580,596	467,272	24.3%

EBITDA	658,955	554,232	18.9%

Financial Income (Expense)	(89,814)	(187,613)	-52.1%
Operating Income	490,782	279,659	75.5%
Income Before Taxes	488,675	278,501	75.5%

NET INCOME	305,493	234,951	30.0%

Gross Revenues

Gross operating revenues for the 2Q06 totaled R$ 2,937 million, 6.7% up on the second quarter of 2005. Net operating revenue grew by 10.0% (R$ 194 million) year-on-year, mainly pushed by:

(i) increase of 4.0% in energy sales to final customers, added to the tariff readjustment by distributors (R$ 117 million)
(ii) increase of 47.0% (R$ 53 million) in TUSD revenues
(iii) extinction of the emergency charges required by ANEEL (R$ 69 million)

COST OF ENERGY SERVICE

Cost of Electric Energy Services

The cost of energy service, which comprises the cost of purchased energy and overheads for the use of the system, totaled R$ 1.004 million in the 2Q06, down by 0.1% (R$ 1 million).

The cost of purchased energy totaled R$ 813 million in the 2Q06, down by 0.6% (R$ 5 million) in comparison to 2Q05. Chiefly due to:

(i) increase of 5.7% (R$ 49 million) in the cost of purchased energy;
(ii) reduction of 119.8% (R$ 33 million) from the deferral and amortization of the CVA
(iii) decline of R$ 15 million from the repass in the PIS/COFINS tax rates to the generators
(vi) drop of R$ 7 million due to the booking of energy leftovers

Overheads for the use of the transmission and distribution system reached R$ 191 million in the 2Q06, up by 2.1% (R$ 4 million) in comparison to the same period of previous year.

Operating Costs

Operating costs reached R$546 million in the 2Q06, 17.5% up (R$ 81 million) year-on-year primarily thanks to:

(i) PMSO: the main variations were in personnel expenses, which moved up 15.3% (R$ 12 million) in the 2Q06, chiefly due to the pay rise in June 2006; the acquisition of 32.7% of RGE’s capital; and other operating costs, up by 29.3% (R$ 14 million), due to changes in the accounting criterion for the energy efficiency program and R&D as of December 2005 pursuant to ANEEL Resolution 176;

(ii) CCC and CDE Subsidies: CCC and CDE costs rose 42.9% and 41.0%, respectively (R$ 68 million). It is worth noting that these are not manageable costs since they are defined by the regulatory body ANEEL;

(iii) Private Pension Fund: costs and expenses from the private pension fund fell by 108.4% (R$24 million), this account was booked as an expenses in 2Q05 and now is booked as an income of R$ 2 million in 2Q06. This variation is due to the increase in the expected rate of return on the fund’s assets, as defined in the last actuarial report.

EBITDA

In 2Q05 CPFL Energia´s EBITDA totaled R$659 million, an 18.9% (R$105 million) growth year-on-year.

PMSO: Personnel, materials, outsourced services and other operating costs

Financial Result

The financial result was a net expense of R$ 90 million, a 52.1% improvement in comparison to a net expense of R$ 188 million in the 2Q05. Part of this amount refers to interest on capital paid in 2Q05 (R$ 81 million).

Excluding this issue the financial results in 2Q05 has increased 15.6% (17 million) in comparison to 2Q05, mainly due to:

(i) growth of 37.9% in financial revenues (R$ 44 million), of which R$ 39 million refers to hedging operation for RGE acquisition
(ii) increase of 12.5% in financial expenses (R$ 28 million), of which R$ 14 million refers to hedging operation for RGE acquisition

Net Income

Net income stood at R$ 305 million in 2Q06, increase of 30.0% (R$ 71 million) in comparison to the same period of previous year.

INDEBTEDNESS

CPFL Energia’s debt came to R$5,023 million in the 2Q06, growth of 5.0% in comparison to 2Q05. Although the company’s debt increased in nominal terms, the decrease of mainly macroeconomics index, as selic rate, IGP-M and TJLP, squeezing the cost of debt from 14.7% p.a. in the 2Q05 to 13.2% p.a. in the 2Q06.

LOANS AND FINANCINGS - 2Q06 (R$ thousand)

		PRINCIPAL
	CHARGES	SHORT TERM	LONG TERM	TOTAL

LOCAL CURRENCY
BNDES - Repowering	114	3,741	16,109	19,964
BNDES - Investimento	8,392	132,125	1,154,747	1,295,264
BNDES - RTE, Parcela "A" e Energia Livre	913	305,508	262,341	568,762
BNDES - CVA Portaria 116	147	23,376	-	23,523
FIDC	23,053	40,064	-	63,117
Furnas Centrais Elétricas S.A.	-	-	110,856	110,856
Financial Institutions	4,657	15,613	298,410	318,680
Others	459	37,245	17,850	55,554
Subtotal	37,735	557,672	1,860,313	2,455,720

FOREIGN CURRENCY
Floating Rate Notes	92	38,957	-	79898
IDB	810		79,088	257,753
Financial Institutions	2,637	177,525	77,591	257,753
Subtotal	3,539	216,482	156,679	376,700

DEBENTURES
CPFL Paulista	30,261	369,299	629,732	1,029,292
CPFL Piratininga	32,073	-	400,000	432,073
RGE	8,368	0	230,000	238,368
SEMESA	3,296	129,178	298,401	430,875
BAESA	-	2,316	57,511	59,827
Subtotal	73,998	500,793	1,615,644	2,190,435

TOTAL	115,272	1,274,947	3,632,636	5,022,855

Adjusted net debt, calculated on the total debt (loans, financing and derivatives plus the debt with the private pension fund) excluding the regulatory asset/CVA and cash and cash equivalents, rose 11.7% year-on-year to R$ 4,271 million. The main factor for the increase was the reduction of R$ 227 million, or 47.5%, in cash and cash equivalents, chiefly due to the allocation of cash to the acquisition of the remaining share of RGE’s capital, in addition to the payment of dividends for the 2H05.

R$ Thousand	2Q06	2Q05	Change

Total Debt (1)	(5,972,470)	(5,785,951)	3.2%
+ Regulatory Assets and Liabilities	1,223,474	1,310,132	-6.6%
+ Available Funds	478,211	705,219	-32.2%

= ADJUSTED NET DEBT	(4,270,785)	(3,770,600)	13.3%

(1) Financial Debt + Derivatives + Private Pension Fund (Fundação CESP)

CAPEX

In the 2Q06, expansion and maintenance investments totaled R$ 219 million, of which R$121 million went to distribution, R$ 1 million to commercialization and R$ 97 million to generation.

In recent years, CPFL Energia’s main investments have been concentrated in the following items:

  Distribution Segment: Expansion of the system to meet growing consumer demand. In the 2Q06, 73,924 new connections were added. Investments have also been made is system maintenance and improvements, operational infrastructure, operational support systems and the R&D program;
  Commercialization Segment: Improvements to the portfolio and risk management systems;
  Generation Segment: Conclusion of the Barra Grande Hydro Plant and investments in the ongoing construction of the CERAN Complex and the Campos Novos Hydro Plant.

CASH FLOW

We start to present in this statement a CPFL Energia´s detailed cash flow. Stand out that the cash flow was elaborated in accordance to FAS 95 – Statement of Cash Flows criteria.

In the statement below, we present a comparison between 1H05 and 1H06, which of the comments refers to the cash evolution in 2H06.

	Consolidated

	06/30/2006	06/30/2005

Initial Cash Balance	678,780	499,838

Net Income	611,981	400,597
Itens of Results not Affecting the Cash	172,991	241,149
Consumers, Concessionaries and Licensees	174,343	57,511
Suppliers	(131,062)	(30,088)
Cash Investments	196,020	(37,735)
Others	43,337	(40,041)

Cash Flow from Operating Activities	1,067,610	591,393

Investment Activities
Acquisition of Stake	(414,967)	(1,703)
Acquisition of Property, Plant and Equipment	(362,500)	(265,138)
Others	41,883	6,311

	(735,584)	(260,530)
Financing Activities
Loans, Financing and Debentures	870,674	581,810
Principal Amortization of Loans, Financing and Debentures	(1,063,373)	(781,932)
Dividend and Interest on Own Capital Paid	(479,246)	(152,320)
Others	24	-

	(671,921)	(352,442)

Generation of Cash Flow for the Period	(339,895)	(21,579)

Final Cash Balance	338,885	478,259

On June 30th, 2006 the closing balance of cash equivalents totaled R$ 339 million, decrease of 29.1% (R$ 139 million) in comparison to the opening balance of cash equivalents.

The mainly reason to the reduction on cash equivalents in 1H06 were the acquisitions of stake (RGE) and dividend payment.

PERFORMANCE OF BUSINESS UNITS

Distribution Segment

CONSOLIDATED INCOME STATEMENT - CPFL ENERGIA (R$ thousand)	2Q06	2Q05	Var.

OPERATING REVENUES	2,937,951	2,752,306	6.7%
Net Operating Revenues	2,131,071	1,937,406	10.0%
Cost of Electric Energy	(1,004,723)	(1,005,832)	-0.1%
Operating Cost/Expenses	(545,752)	(464,302)	17.5%
Income from Electric Energy Services	580,596	467,272	24.3%

EBITDA	658,955	554,232	18.9%

Financial Income (Expense)	(89,814)	(187,613)	-52.1%
Operating Income	490,782	279,659	75.5%
Income Before Taxes	488,675	278,501	75.5%

NET INCOME	305,493	234,951	30.0%

Gross Revenues

Gross operating revenues totaled R$2,720 million, 6.1% (R$ 157 million) up year-on-year.

The main factors contributing to the net revenue growth were:

(i) increase of 3.7% in energy sales revenues due to distributor tariff adjustments and the acquisition of a 32.7% holding of RGE by CPFL Energia on May 2006 (R$ 89 million)
(ii) growth of 50.9% in TUSD revenues (R$ 57 million)
(iii) extinction of the emergency charges required by ANEEL (R$ 69 million)

Cost of Energy Service

The cost of energy service, which comprises the cost of purchased energy and overheads for the use of the system, totaled R$ 1,008 million in the 2Q06, virtually flat when compared to the same period of the previous year.

The cost of purchased energy totaled R$ 818 million, down 0.3% (R$2 million) in comparison to 2Q05, mainly due to:

(i) increase of 6.1% (R$ 52 million) in the cost of purchased energy
(ii) reduction of 119.8% (R$ 33 million) from the net effect of amortization and deferral of the CVA
(iii) decline of R$ 15 million from the repass in the PIS/COFINS tax rates to the generators (iv) drop of R$ 7 million due to the booking of energy leftovers

Overheads for the use of the transmission and distribution system reached R$ 190 million in the 2Q06, up by 1.3% (R$ 2 million) when compared to the same period of the previous year.

Operating Costs

Operating costs reached R$512 million in the 2Q06, 17% up (R$ 75 million) year-on-year primarily thanks to:

(i) Personnel, materials, outsourced services and other operating costs: the main variations were in personnel costs, up by 13.8% (R$ 10 million) in the 2Q06 chiefly due to the pay rise in June 2006; the acquisition of 32.7% of RGE's capital; and other operating costs, up by 27.8% (R$ 13 million), due to changes in the accounting criterion for the energy efficiency program and R&D as of December 2005 pursuant to ANEEL Resolution 176;

(ii) CCC and CDE Subsidies: CCC and CDE costs rose 42.9% and 41.0%, respectively (R$ 68 million). It is worth noting that these are not manageable costs since they are defined by the regulatory body ANEEL;

(iii) Private Pension Fund: costs and expenses from the private pension fund fell by 108.3% (R$24 million) primarily thanks to the increase in the expected rate of return on the fund's assets, as defined in the last actuarial report.

Financial Result

The financial result improved 2.2% (R$ 1 million) in comparison to 2Q05, due to following factors:

(i) drop of 4.1% in financial revenues (R$ 4 million);
(ii) decline of 3.4% in financial expenses (R$ 6 million).

Period Net Income and EBITDA

As a result of above mentioned factors, net income in 2Q06 totaled R$ 248 million, increase of 31.1% (R$59 million) in comparison to the same period of previous year. The EBITDA reached R$ 492 million, up by 16.5% (R$70 million).

Commercialization Segment

CONSOLIDATED INCOME STATEMENT - CPFL BRASIL (R$ thousand)	2Q06	2Q05	Var.

OPERATING REVENUES	441,324	343,791	28.4%
Net Operating Revenues	379,571	298,207	27.3%

EBITDA	60,005	57,296	4.7%

NET INCOME	41,583	39,247	6.0%

Gross Revenues

Gross revenues came to R$ 441 million, 28.4% (R$98 million) up year-on-year mainly due to:

(i) 32.1% increase in energy sales to the free market;
(ii) 198.0% growth in the sales of value-added products and services

EBITDA

EBITDA totaled R$ 60 million, up by 4.73% (R$3 million) when compared to 2Q05.

Net Income

Net income stood at R$ 42 million, up by 6.0% (R$2 million) when compared to 2Q05.

Generation Segment

CONSOLIDATED INCOME STATEMENT - GENERATION (R$ thousand)	2Q06	2Q05	Var.

OPERATING REVENUES	130,762	108,609	20.4%
Net Operating Revenues	123,769	98,289	25.9%
Cost of Electric Energy	(6,162)	(1,778)	246.6%
Operating Cost/Expenses	(21,470)	(18,081)	18.7%
Income from Electric Energy Services	96,137	78,430	22.6%

EBITDA	106,391	87,800	21.2%

Financial Income (Expense)	(36,777)	(29,649)	24.0%
Operating Income	59,360	48,781	21.7%
Income Before Taxes	59,406	48,834	21.6%

NET INCOME	38,338	31,104	23.3%

Gross Revenues

Gross revenues totaled R$ 131 million, a 20.4% (R$22 million) increase year-on-year primarily due to:

(i) operations in Barra Grande Hydro Plant and PCH's CPFL Sul;
(ii) 0.4% readjustment in CPFL Centrais Elétricas' contracts in April 2006;
(iii) alteration in the Semesa´s and Centrais Elétrica´s Pis/Cofins tax rate from 9.3% to 3.7%

Cost of Energy Service

The cost of energy service stood at R$ 6 million, 246.7% (R$4 million) growth year-on-year. This increment is essentially related to the acquisitions made by the subsidiary Baesa at R$ 3 million mainly through the MRE – Energy Relocation Mechanism.

Operating Costs

Operating costs and expenses came to R$ 21 million, up by 18.7% (R$ 3 million) in comparison to 2Q05. This increase is mainly due to:

(i) PMSO: chiefly due to the 27.8% (R$ 1 million) upturn in personnel costs following Baesa's startup and the 30.1% (R$ 1 million) increase in outsourced services.

Financial Result

The financial result was a net expense of R$ 37 million, a 24% increase (R$ 7 million) over the 2Q05, due to the following factors:

(i) growth of 77.2% in financial revenues (R$ 2 million);
(ii) increase of 28.9% in financial expenses (R$ 9 million) as a result of the beginning of financial expenses payments due to HPP Barra Grande start up.

Period Net Income and EBITDA

Net income totaled R$ 38 million, up by 23.3% (R$ 7 million) and EBITDA reached R$ 106 million, up by 21.2% (R$ 19 million)

Status of Generation Projects

Foz do Chapecó

CPFL Energia and CEEE signed a purchase agreement through which CPFL will acquire an additional 11% interest in the CEFC – Foz do Chapecó Energy Consortium ("Foz do Chapecó"), which currently holds 100% of the shares in the Aproveitamento Hidrelétrico Foz do Chapecó (Foz do Chapecó Energy Use Project), to be built in the Uruguai River, with total installed capacity of 855 MW.

After this acquisition CPFL Group will hold a 51% interest in Foz do Chapecó, coming to an additional investment of R$ 230 million. Therefore, CPFL's total investments in the enterprise until its completion, scheduled for 2010, will come to R$ 1.06 billion.

This acquisition amounts to R$ 8.8 million and the additional 11% interest in Foz do Chapecó will represent an average assured energy of 47.5MW. CPFL does not have PPA for that amount and, therefore, should offer this energy in auctions.

This operation is an important step for CPFL Energia as the increase in its generation base is in line with the group's program for increased participation in the generation segment.

Campos Novos

Following the explanatory note about HPP Campos Novos, released on June 20th, 2006, the CPFL Energia inform that the repairs to the rerouting tunnels have already been initiated. The works conclusion and the filling of the reservoir is expected to be completed on October 15th, 2006.

The project's startup is scheduled for November 22nd, 2006, although this is an average estimated deadline and will depend on period rainfall.

Investor Relations Team

Phone: (55) (19) 3756-6083
Fax: (55) (19) 3756-6089
e-mail: ri@cpfl.com.br

Website: http://ri.cpfl.com.br

CPFL Energia is the largest private group in the Brazilian electricity sector, operating in the distribution, commercialization and generation segments. It is also the only private company in Brazil's electricity sector whose shares are on the Bovespa's Novo Mercado and as Level III ADRs on the NYSE. The company's strategy is focused on improving operational efficiency and generating synergy-driven growth, underpinned by financial discipline, sustainability, social responsibility and differentiated corporate government practices.

Balance Sheet
(R$ million)

	Consolidated
ASSETS	06/30/06	03/31/06

CURRENT ASSETS
Cash and Banks	478,211	1,301,951
Consumers, Concessionaries and Licensees	1,900,445	1,771,097
Other Receivables	48,938	38,067
Financial Investments	40,168	39,318
Recoverable Taxes	219,729	161,481
Allowance for Doubtful Accounts	(69,350)	(56,646)
Materials and Supplies	12,050	9,694
Deferred Tariff Cost Variations	320,265	547,190
Prepaid Expenses	185,987	191,163
Derivative Contracts	1,700	2,627
Other Credits	103,152	91,078
	3,241,295	4,097,020
NONCURRENT ASSETS
Consumers, Concessionaries and Licensees	301,849	340,051
Other Reciavables	56,516	67,398
Depósitos Judiciais	197,981	206,200
Financial Investments	106,646	108,003
Recoverable Taxes	95,299	90,000
Deferred Taxes	1,088,561	1,093,749
Advances for Future Capital Increase	-	-
Deferred Tariff Cost Variations	632,950	508,344
Prepaid Expenses	29,836	29,491
Other Credits	177,170	167,585
	2,686,808	2,610,821
PERMANENT ASSETS
Investments	3,121,529	3,055,097
Property, Plant and Equipment	5,520,542	4,921,049
Special Obbligation Linked to Concession	(703,244)	(651,092)
Deferred Charges	49,659	42,040
	7,988,486	7,367,094

TOTAL ASSETS	13,916,589	14,074,935

	Consolidated
LIABILITIES	06/30/06	03/31/06

CURRENT LIABILITIES
Suppliers	775,216	713,547
Payroll	3,937	4,756
Accrued Interest on Debts	41,274	48,694
Accrued Interest on Debentures	73,998	155,669
Loans and Financing	774,154	731,394
Debentures	500,793	275,135
Employee Pension Plans	93,621	90,116
Regulatory Charges	66,469	85,459
Taxes and Social Contribution Payable	483,038	443,865
Employee Profit Sharing	7,920	16,630
Dividends and Interest on Equity	621,755	488,894
Due to Related Parties	16,218	-
Accrued Liabilities	37,683	26,390
Deferred Tariff Gains Variations	120,027	279,588
Derivative Contracts	55,448	68,750
Other Accounts Payable	274,461	285,781
	3,946,012	3,714,668
LONG-TERM LIABILITIES
Suppliers	141,604	151,117
Loans and Financing	2,016,992	1,868,390
Debêntures (nota 18)	1,615,644	1,966,491
Employee Pension Plans	799,248	804,151
Taxes and Social Contribution Payable	40,014	26,538
Reserve for Contingencies	327,601	324,364
Deferred Tariff Gains Variations	102,676	11,438
Derivative Contracts	1,298	3,037
Other Accounts Payable	127,311	102,181
	5,172,388	5,257,707

NON-CONTROLLING SHAREHOLDERS' INTEREST	2,117	-

SHAREHOLDERS EQUITY
Capital	4,734,790	4,734,790
Capital Reserves	16	16
Profit Reserves	61,266	61,266
Retained Earnings	-	306,488
	4,796,072	5,102,560

TOTAL LIABILITIES	13,916,589	14,074,935

Income Statement
(R$ million)

	Consolidated		Variation
	2Q06	2Q05

OPERATING REVENUES
Eletricity Sales to Final Consumers	2,616,812	2,500,222	116,590	4.66%
Eletricity Sales to Distributors	121,488	109,839	11,649	10.61%
Other Operating Revenues	199,651	142,245	57,406	40.36%
	2,937,951	2,752,306	185,645	6.75%
DEDUCTIONS FROM OPERATING REVENUES	(806,880)	(814,900)	8,020	-0.98%

NET OPERATING REVENUES	2,131,071	1,937,406	193,665	10.00%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(813,263)	(818,265)	5,002	-0.61%

Eletricity Network Usage Charges	(191,460)	(187,567)	(3,893)	2.08%

	(1,004,723)	(1,005,832)	1,109	-0.11%

Operating Costs/Expenses
Personnel	(87,922)	(76,282)	(11,640)	15.26%
Material	(13,190)	(12,254)	(936)	7.64%
Outsourced Services	(70,258)	(64,386)	(5,872)	9.12%
Other Operating Costs	(63,501)	(49,105)	(14,396)	29.32%
Fuel Consumption Account - CCC	(138,601)	(96,985)	(41,616)	42.91%
Energy Development Account - CDE	(91,784)	(65,109)	(26,675)	40.97%
Employee Pension Plans	1,892	(22,410)	24,302	-108.44%
Depreciation and Amortization	(79,457)	(75,734)	(3,723)	4.92%
Merged Goodwill Amortization	(2,931)	(2,037)	(894)	43.89%

	(545,752)	(464,302)	(81,450)	17.54%

EBITDA	658,955	554,232	104,723	18.90%

INCOME FROM ELETRIC ENERGY SERVICE	580,596	467,272	113,324	24.25%

FINANCIAL INCOME (EXPENSE)
Financial Income	161,494	117,081	44,413	37.93%
Financial Expenses	(251,308)	(223,438)	(27,870)	12.47%
Interest on Equity	-	(81,256)	81,256	-100.00%

	(89,814)	(187,613)	97,799	-52.13%

			-
OPERATING INCOME	490,782	279,659	211,123	75.49%

NONOPERATING INCOME (EXPENSE)			-
Nonoperating Income	985	3,151	(2,166)	-68.74%
Nonoperating Expenses	(3,092)	(4,309)	1,217	-28.24%

	(2,107)	(1,158)	(949)	81.95%

INCOME BEFORE TAXES ON INCOME	488,675	278,501	210,174	75.47%

			-
Social Contribution	(45,096)	(27,378)	(17,718)	64.72%
Income Tax	(129,918)	(77,205)	(52,713)	68.28%
			-
INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	313,661	165,758	147,903	89.23%

Non-Controlling Shareholders' Interest	(30)	(12,063)	12,033	-99.75%
Extraordinary Item net of Tax Effects	(8,138)	(8,160)	22	-0.27%
Reversal of Interest on Equity	-	81,256	(81,256)	-100.00%
			-

NET INCOME (EXPENSE)	305,493	234,951	70,542	30.02%

Income Statement – Consolidated Distribution (Pro Form)
(R$ million)

	Consolidated		Variation
	2Q06	2Q05

OPERATING REVENUES
Eletricity Sales to Final Consumers	2,502,547	2,413,175	89,372	3.70%
Eletricity Sales to Distributors	23,152	10,361	12,791	123.45%
Other Operating Revenues	194,011	139,421	54,590	39.15%
	2,719,710	2,562,957	156,753	6.12%
DEDUCTIONS FROM OPERATING REVENUES	(771,075)	(783,328)	12,253	-1.56%

NET OPERATING REVENUES	1,948,635	1,779,629	169,006	9.50%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(818,499)	(820,874)	2,375	-0.29%

Eletricity Network Usage Charges	(189,607)	(187,137)	(2,470)	1.32%

	(1,008,106)	(1,008,011)	(95)	0.01%

Operating Costs/Expenses
Personnel	(81,458)	(71,585)	(9,873)	13.79%
Material	(12,137)	(11,564)	(573)	4.96%
Outsourced Services	(59,319)	(55,684)	(3,635)	6.53%
Other Operating Costs	(58,713)	(45,947)	(12,766)	27.78%
Fuel Consumption Account - CCC	(138,601)	(96,985)	(41,616)	42.91%
Energy Development Account - CDE	(91,784)	(65,109)	(26,675)	40.97%
Employee Pension Plans	1,845	(22,116)	23,961	-108.34%
Depreciation and Amortization	(69,154)	(66,688)	(2,466)	3.70%
Merged Goodwill Amortization	(2,931)	(2,037)	(894)	43.89%

	(512,252)	(437,715)	(74,537)	17.03%

EBITDA	492,233	422,570	69,663	16.49%

INCOME FROM ELETRIC ENERGY SERVICE	428,277	333,903	94,374	28.26%

FINANCIAL INCOME (EXPENSE)
Financial Income	94,517	98,633	(4,116)	-4.17%
Financial Expenses	(161,337)	(166,927)	5,590	-3.35%
Interest on Equity	(81,500)	(84,609)	3,109	-3.67%

	(148,320)	(152,903)	4,583	-3.00%

			-
OPERATING INCOME	279,957	181,000	98,957	54.67%

NONOPERATING INCOME (EXPENSE)			-
Nonoperating Income	939	3,067	(2,128)	-69.38%
Nonoperating Expenses	(3,092)	(3,651)	559	-15.31%

	(2,153)	(584)	(1,569)	268.66%

INCOME BEFORE TAXES ON INCOME	277,804	180,416	97,388	53.98%

			-
Social Contribution	(26,298)	(17,576)	(8,722)	49.62%
Income Tax	(72,527)	(48,396)	(24,131)	49.86%
			-

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	178,979	114,444	64,535	56.39%

Non-Controlling Shareholders' Interest	(4,131)	(1,590)	(2,541)	159.81%
Extraordinary Item net of Tax Effects	(8,079)	(8,079)	-	0.00%
Reversal of Interest on Equity	81,500	84,609	(3,109)	-3.67%
			-

NET INCOME (EXPENSE)	248,269	189,384	58,885	31.09%

Income Statement
(R$ million)

	Consolidated		Variation
	2Q06	2Q05

OPERATING REVENUES
Eletricity Sales to Final Consumers	57	-	57	100.00%
Eletricity Sales to Distributors	129,814	107,680	22,134	20.56%
Other Operating Revenues	891	929	(38)	-4.09%
	130,762	108,609	22,153	20.40%
DEDUCTIONS FROM OPERATING REVENUES	(6,993)	(10,320)	3,327	-32.24%

NET OPERATING REVENUES	123,769	98,289	25,480	25.92%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(3,625)	(1,375)	(2,250)	163.69%

Eletricity Network Usage Charges	(2,537)	(403)	(2,134)	529.68%

	(6,162)	(1,778)	(4,384)	246.65%

Operating Costs/Expenses
Personnel	(3,852)	(3,014)	(838)	27.80%
Material	(256)	(203)	(53)	26.11%
Outsourced Services	(4,635)	(3,561)	(1,074)	30.16%
Other Operating Costs	(2,519)	(1,986)	(533)	26.84%
Fuel Consumption Account - CCC	-	-	-
Energy Development Account - CDE	-	-	-
Employee Pension Plans	47	(294)	341	-115.99%
Depreciation and Amortization	(10,255)	(9,023)	(1,232)	13.65%
Merged Goodwill Amortization	-	-	-

	(21,470)	(18,081)	(3,389)	18.74%

EBITDA	106,391	87,800	18,591	21.17%

INCOME FROM ELETRIC ENERGY SERVICE	96,137	78,430	17,707	22.58%

FINANCIAL INCOME (EXPENSE)
Financial Income	5,242	2,959	2,283	77.15%
Financial Expenses	(42,019)	(32,608)	(9,411)	28.86%
Interest on Equity			-

	(36,777)	(29,649)	(7,128)	24.04%

			-
OPERATING INCOME	59,360	48,781	10,579	21.69%

NONOPERATING INCOME (EXPENSE)			-
Nonoperating Income	46	53	(7)	-13.21%
Nonoperating Expenses	-	-	-

	46	53	(7)	-13.21%

INCOME BEFORE TAXES ON INCOME	59,406	48,834	10,572	21.65%

			-
Social Contribution	(4,588)	(4,250)	(338)	7.95%
Income Tax	(16,419)	(13,399)	(3,020)	22.54%
			-

INCOME BEFORE EXTRAORDINARY ITEM AND
NON-CONTROLLING SHAREHOLDERS' INTEREST	38,399	31,185	7,214	23.13%

Non-Controlling Shareholders' Interest			-
Extraordinary Item net of Tax Effects	(61)	(81)	20	-24.69%
Reversal of Interest on Equity			-
			-

NET INCOME (EXPENSE)	38,338	31,104	7,234	23.26%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09, 2006

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expect ed events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.